UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

o Form 10-K  o Form 20-F  o  Form 11-K  x Form 10-Q

For Period Ended: March 31, 2004	SEC FILE NUMBER 95-2312900
CUSIP NUMBER

o Transition Report on Form 10-K
o Transition Report on Form 20-F
o Transition Report on Form 11-K
o Transition Report on Form 10-Q
o Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant	Ohana Enterprises, Inc.

Former Name if Applicable	Torchmail Communications, Inc.

Address of Principal Executive Office:
7275 Murdy Circle
Huntington Beach, California 92647

PART II--RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

x  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The Company has experienced some delays and difficulties in fully consummating an earlier acquisition, including but not limited to the receipt of audited financial statements.  Due to the time and efforts involved in this process, the Company is experiencing delays in finalizing its Form 10-QSB for the quarterly period ended March 31, 2004, and could not prepare this Form 10-QSB for timely filing without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Catherine Thompson	Chief Financial Officer	(310) 456-3199
(Name)	(Title)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

x Yes   o  No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

o Yes  x No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ohana Enterprises, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2004	By: /s/ Catherine Thompson
Name: Catherine Thompson
Title: Chief Financial Officer